June 27, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Carol Stacey

Re:	PartnerRe Ltd.
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Dear Ms. Stacey:

We write to request a telephonic meeting to discuss our proposal regarding the application of Rule 3-09 under Regulation S-X to PartnerRe’s annual report on Form 10-K for the year ended December 31, 2005.

Background

In our letter to you dated May 26, 2006 (attached as Exhibit A), PartnerRe requested that the Staff not object if PartnerRe did not include the financial statements of Channel Reinsurance Holdings Ltd. (Channel Re) with PartnerRe’s 2005 Form 10-K. In his response by letter dated June 5, 2006 (attached as Exhibit B), Mr. Todd Hardiman informed PartnerRe that the Staff would not provide the requested relief.

The standard application of the Staff’s interpretation of Rule 3-09 and Rule 1-02(w) appears to call for such inclusion. However, it would not have been appropriate to make that request, and we would not have done so, if we did not firmly believe that Channel Re’s financial statements are not material to PartnerRe’s investors. In particular, we have expressly stated, and our investors understand, that Channel Re is not a core part of our operations, but rather a relatively small investment in a non-core business. We have not received any requests for additional information on Channel Re from investors, analysts or rating agencies.

Under the investment test presented in Rule 1-02(w)(1), Channel Re’s significance has varied between 0.61% and 0.65% at the end of each quarter since Channel Re’s initial capitalization in February 2004. Similarly, although we acknowledge that the Rule 1-02(w)(2) test is not required in this context under Rule 3-09, PartnerRe’s proportionate share of Channel Re’s total assets pursuant to Rule 1-02(w)(2) has ranged from 0.89% to 0.98% at the end of those quarters. See Exhibit A for the results of the investment and income tests.

Under the income test in Rule 1-02(w)(3), as applied to each quarter since the first full quarter of Channel Re’s inception (using the absolute value of PartnerRe’s loss in those quarters where PartnerRe suffered a loss), Channel Re’s significance varied from 0.57% to 9.24% . For the full year 2004, Channel Re’s significance under this test was 1.20% .

PartnerRe Ltd. Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

As mentioned, Channel Re did not come close to 20% under the Rule 1-02(w)(3) test in any of the four quarters of 2005. However, for the full year 2005, when two profitable quarters were offset by the loss contributed by the two quarters impacted by hurricanes and other natural disasters, the Rule 1-02(w)(3) test result was 24.85%. If PartnerRe had lost $10 million more (pre-tax) in 2005, the absolute value test would indicate that the significance of Channel Re was less than 20% and PartnerRe would not be required to include Channel Re financial statements under the standard application of Rule 3-09. Excluding from PartnerRe’s 2005 results the pre-tax loss from Hurricanes Katrina, Rita and Wilma of $773 million would give an income test result of 1.3% for the full year.

If PartnerRe were permitted to use the averaging test, the income test result would be 4%. Although we understand that the Staff typically does not allow averaging when the most recent year resulted in a loss, we respectfully submit that averaging may be particularly appropriate in the reinsurance industry, which operates in an unusually volatile environment. As a result of the hurricanes in 2005, most reinsurers experienced a loss for the year. Clearly PartnerRe’s result reflected the industry-wide nature of the 2005 catastrophes, and not any company-specific occurrence.

We believe that in this particular case the literal application of the income test results in an unfair conclusion. Therefore, it may be appropriate for the Staff to consider the comparative revenues of PartnerRe and Channel Re for the purpose of determining significance. For each of the fiscal years ended December 31, 2005 and 2004, PartnerRe’s revenues were $4.2 billion, while Channels Re’s were $83 million and $71 million, respectively. Given Channel Re’s revenues are less than 2 percent of PartnerRe’s revenues in each year, it appears reasonable to conclude for this purpose that this investment is not significant to PartnerRe.

As a result of the disallowance of averaging in a loss year and the consequent use of the absolute value of the loss in the Rule 3-09 calculation, if in 2005 PartnerRe’s result were anything other than a loss between $0.01 and $61 million, PartnerRe would not be required to file Channel Re financial statements, whether that result were a gain of $5.00 or a loss of $500 million.

Current status

Notwithstanding these considerations, we understand the Staff’s position on the application of these rules, and in conversations with the Staff subsequent to Mr. Hardiman’s June 5 letter, we undertook to file Channel Re’s audited financial statements by June 30, 2006, the deadline prescribed by Rule 3-09 by virtue of Channel Re’s status as a foreign business.

However, as we prepared to make this filing, PricewaterhouseCoopers (PwC), the auditors for Channel Re, informed us that they had maintained their independence from Channel Re under the applicable standards of the AICPA rather than those of the PCAOB and the SEC, which would be sufficient for a private entity with no reasonably probable scenarios under which it would become subject to SEC reporting obligations. We understand that PwC consulted with Mr. Ed Bailey of the SEC’s Office of Chief Accountant regarding the facts and circumstances of this independence determination. The services provided by PwC to Channel Re in 2005 which ultimately led to the impairment of PwC’s independence under PCAOB and the SEC rules were performed with the utmost good faith by both PwC and Channel Re, inasmuch as it was never anticipated that

PartnerRe Ltd. Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Channel Re’s audited financial statements would be required to be filed with the SEC. The services performed by PwC were wholly unrelated to any action or omission by PartnerRe.

Accordingly, we ask that the Staff consider application, by analogy, of the Staff’s view that an auditor whose audit report is required to be included in an SEC filing pursuant to Rule 3-05 would not be required to follow the Commission’s independence rules.1 We note that this forebearance under Rule 3-05 applies in the context of an acquisition without regard to the anticipated or actual materiality of the acquired company to the registrant, and respectfully submit that it would be inconsistent not to allow similar forebearance in the context of a 20% owned company which, with the exception of a single test as applied to a single period, has not surpassed the relevant materiality thresholds since inception and is not expected to do so in the future.

We respectfully request that the Staff not object to PartnerRe’s filing of the Channel Re financial statements with the existing PwC audit opinion.

If this approach is not acceptable to the Staff, we have limited options for filing Channel Re financial information. Specifically, we respectfully request that PartnerRe be permitted to satisfy its reporting obligations by filing either or both of the following items:

  With respect to Rule 3-09, we would offer to file unaudited Channel Re financial statements for the year ended December 31, 2005 and for the period from February 12, 2004 (date of inception) to December 31, 2004. This undertaking would satisfy the Rule 3-09 requirement for 2004 and would provide investors with financial statements for 2005.

  With respect to Rule 4-08(g), although we believe that such information is not material to PartnerRe’s 2005 financial statements, we would offer to file a Form 10-K/A with augmented footnote disclosure regarding Channel Re. We would offer to provide condensed balance sheet and condensed income statement information which goes beyond the summarized information required by Rule 4-08(g); see Exhibit C.

What we propose here is the full extent of what we can provide pursuant to our rights as a shareholder of Channel Re. We are only the third largest of Channel Re’s four shareholders, and we have no contractual or other right to any financial statements other than those we have already received, and no right to dictate what auditors Channel Re uses.

Conclusion

We understand that we are faced with a unique situation, wherein PartnerRe acted in the utmost good faith, with no reasonable expectation of filing Channel Re’s financial statements but, with the occurrence of an exceptional series of events, finds itself unable to comply with the technical conditions of the filing requirement. Nevertheless, we are convinced that, if our proposed application of the “Rule 3-05 approach” as described above is not acceptable, the provision of unaudited financial statements of Channel Re (understanding that these statements were audited in accordance with the independence standards of the AICPA) as well as summarized financial information under Rule 4-08(g), would provide full and sufficient information to our investors and analysts with regard to our investment in Channel Re. Our auditors, Deloitte & Touche, have

PartnerRe Ltd. Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

reviewed and support our requests to the SEC, and we have confirmed with our outside counsel, Davis Polk & Wardwell, that they would be prepared to deliver their standard disclosure letter to underwriters in capital markets transactions without further disclosure on Channel Re.

We note that the Staff has facilitated capital raising in the insurance and reinsurance industry by providing flexibility in the application of certain rules in the aftermath of the 2001 terrorist attacks and the 2005 hurricanes. The 2006 hurricane season is upon us, and that and the rating agencies’ heightened scrutiny of the capital adequacy of insurers and reinsurers, highlight the importance of maintaining financial flexibility. The unique set of circumstances PartnerRe faces here is a direct result of the 2005 hurricanes, and we believe that the Staff’s acceptance of our proposal would be consistent with the flexibility provided to the industry in 2001 and 2005.

In light of the late date prior to the June 30th filing deadline and PartnerRe’s potential capital needs, we would appreciate the opportunity to discuss this matter with the Staff on an accelerated basis.

If you have any questions or wish to discuss any part of this letter, please contact either of us at the numbers listed below.

Very truly yours,

/s/ Albert Benchimol	/s/ Laurie A. Desmet

Albert Benchimol	Laurie A. Desmet
(441) 505 5102	(203) 252 7892
Executive Vice President and	Chief Accounting Officer
Chief Financial Officer	PartnerRe Ltd.
PartnerRe Ltd.

cc:	Todd Hardiman	Amanda Sodergren	Christine Davine	Richard Sandler
	Mark Brunhofer	PartnerRe Ltd.	Ed Morrissey	Ethan James
	SEC		Deloitte & Touche	Davis Polk & Wardwell

[1] See “Office of the Chief Accountant: Application of the Commission’s Rules on Auditor Independence Frequently Asked Questions”, http://www.sec.gov/info/accountants/ocafaqaudind121304.htm#P74_19963:

Question 3 (issued December 13, 2004)

Q: Do the Commission’s independence rules apply to auditors whose reports are filed with the Commission on financial statements of entities other than those of the issuer?
A: The Commission’s independence rules apply to audits of financial statements required by SEC rules, except for those required by Rule 3-05 and 3-14 of Regulation S-X and Item 310(c) and (e) of Regulation S-B.

PartnerRe Ltd. Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Exhibit A

May 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Carol Stacey

Re:	PartnerRe Ltd.
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Request for Waiver of Rule 3-09

Dear Ms. Stacey:

We are writing as a consequence of the Staff’s comments on PartnerRe’s Form 10-K for the fiscal year ended December 31, 2005, as transmitted to us in a letter dated May 4, 2006. As discussed with the Staff in a call on May 10, 2006, PartnerRe intends to reply in full to its comments in the near future.

The purpose of this letter is to request a waiver of the requirement to provide audited financial statements for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 prior to June 30, 2006 under a literal application of Rule 3-09 of Regulation S-X for PartnerRe’s investment in Channel Reinsurance Ltd. (Channel Re) in PartnerRe’s Form 10-K for the year ended December 31, 2005. Rule 3-09 provides that if the registrant is a large accelerated filer or an accelerated filer and the investee is a foreign business, the registrant can file the financial statements of a non-U.S. investee in an amended Form 10-K within six months after the registrant’s or the investee’s fiscal year-end, whichever is later. Channel Re is a foreign business, with a fiscal year end of December 31, 2005.

PartnerRe is considering entering the capital markets as soon as market conditions allow, and in that regard, seeks such waiver before proceeding with its offering.

Overview of PartnerRe

PartnerRe, incorporated in Bermuda on August 24, 1993, is a reinsurance group that provides reinsurance on a worldwide basis. Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company also offers alternative risk products that include weather and credit protection to financial, industrial and service companies on a worldwide basis. As of December 31, 2005, PartnerRe had assets of over $13 billion, shareholders’ equity in excess of $3 billion, total revenues of $4.2 billion and a net loss of $51 million.

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Overview of Channel Re

Channel Re commenced operations in February 2004 as a private financial guaranty reinsurer domiciled in Bermuda. PartnerRe invested in Channel Re as part of its alternative risk business strategy, and acquired its 20% ownership interest in Channel Re in February 2004. PartnerRe uses the equity method to record its share of Channel Re’s results. Channel Re has contributed 1.2% and 24.85% to PartnerRe’s income from operations for the period and year-end 2004 and 2005, respectively. We expect that Channel Re will contribute on an annual basis approximately 1-3% of PartnerRe’s income from operations in the foreseeable future. As of December 31, 2005, Channel Re had total assets of $652 million, total shareholders’ equity of $445 million, total revenues of $83 million and total net income of $46 million.

The Company has no plans to increase its investment in Channel Re and, in the current business environment, the 2006 results of Channel Re are not expected to be materially different from those of 2005.

Significant Subsidiary Tests under Rule 1-02(w)

The investment test for PartnerRe’s investment in Channel Re under Rule 1-02(w) was 0.63% and 0.62% for the fiscal years ended December 31, 2005 and 2004, respectively. PartnerRe expects that the investment in Channel Re will represent a similar percentage for the fiscal year ended December 31, 2006 and for the foreseeable future.

The income test result under Rule 1-02(w) was 1.20% for the fiscal year ended December 31, 2004. For the fiscal year ended December 31, 2005, PartnerRe recorded pre-tax losses for Hurricanes Katrina, Rita and Wilma of $773 million, resulting in a loss from continuing operations before income taxes and interest in earnings of equity investments of $37.9 million. Using the absolute value of this loss and equity earnings from our investment in Channel Re produces an income test of 24.85% in 2005, indicating a requirement under Rule 3-09 that audited financial statements of Channel Re for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 be filed within six months of PartnerRe’s fiscal year end, i.e., June 30, 2006. Excluding the impact of these unusually high loss events, the result of the income test would be 1.3% . PartnerRe expects the income test for the fiscal year ending December 31, 2006 to be less than 3%.

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

We understand that the Staff, as a matter of general policy, does not allow alternative measures to determine significance, however we believe that the Staff will consider novel circumstances that clearly demonstrate that the investee is insignificant. As noted in Appendix A, PartnerRe has historically reported net income for every year of its existence, with the exception of 2001 (September 11 losses) and 2005 (Hurricanes Katrina, Rita, and Wilma). These two years represent years of extraordinarily large losses to the insurance and reinsurance industry, and are not specific to PartnerRe. The SEC has allowed the averaging of results for the income test in order to avoid an investment being considered material in one year, but not another. While this averaging concept may be applied in years of a de minimus income (or when a loss was recorded in a previous year(s)), there is an exception that does not allow such averaging to be used in the current year when the registrant has a net loss.

However, the insurance and reinsurance industry is inherently volatile, so that in years that include very unusual large loss events, such as September 11, 2001 and the severe catastrophe activity of 2005, a strict application of the income tests may produce unintended results. A five-year averaging of PartnerRe’s results, excluding the loss years of 2005 and 2001 and dividing by five years ($233 million) produces a better indication of the insignificance of Channel Re (4%). It is our belief that this measure shows the true substance of the Channel Re investment on PartnerRe’s operations, as opposed to a mechanical application of the income test.

Application of Rule 3-09 of Regulation S-X

PartnerRe acknowledges that under one of the tests outlined in Rule 3-09, audited financial statements would be required for Channel Re for the December 31, 2005 fiscal year and unaudited financial statements for the period ended December 31, 2004. However, the Company believes that there are mitigating qualitative facts and circumstances that outweigh these specific quantitative thresholds, thereby obviating the need for such additional disclosures in Partner Re’s Annual Report on Form 10-K for the year ended December 31, 2005.

Disclosure under Rule 4-08(g) of Regulation S-X

For the 2005 Form 10-K, we did not provide summarized financial information of Channel Re in accordance with Rule 4-08(g) and APB 18, The Equity Method of Accounting for Investments in Common Stock, paragraph 20(d), because we did not believe it was material. We will provide such summarized financial information in our future filings that contain 2005 financial statements and any future period during which the significance tests under Rule 4-08(g) are met.

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Costs versus Benefits

Channel Re’s separate company financial statements have not historically been required to be included or disclosed and we do not expect them to be required to be included or disclosed in the future. Audited financial statements are prepared under U.S. GAAP, but as a private company, they are prepared solely for the information and use of its investors. As such, the financial statements may not include all information required for a filing pursuant to Rule 3-09. We believe that the cost to create compliant financial statements is not justified by the level of significance of Channel Re to the overall financial condition and results of operations of PartnerRe, particularly given our belief that such statements will not be required in future periods absent significant catastrophes as occurred in 2005.

Conclusion

In no single quarter since the acquisition of its ownership in Channel Re has PartnerRe’s investment in Channel Re met the definition of a significant subsidiary. However, because PartnerRe had a marginal pre-tax loss of $37.9 million in 2005 (due to the significant and unusual level of losses primarily stemming from Hurricanes Katrina, Rita and Wilma), Channel Re did meet the definition of a significant subsidiary under the absolute value income test for the full year, as PartnerRe’s positive results of the first two quarters of 2005 ($321 million) were offset by losses in the third and fourth quarters ($359 million).

We note the Staff’s history of support for the insurance and reinsurance industry in the aftermath of catastrophic events, most recently as relates to companies impacted by Hurricanes Katrina, Rita and Wilma. We respectfully ask the Staff’s consideration of the impact on PartnerRe relative to this issue.

For the above reasons, we respectively request the Staff to grant a waiver of the requirement to provide audited financial statements of Channel Re for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 by June 30, 2006 as required by the strict application of Rule 3-09 of Regulation S-X.

*****

PartnerRe has brought this issue to the attention of its Audit Committee, which concurred with management’s position.

In light of PartnerRe’s potential capital markets activities, we would appreciate the opportunity to discuss the above matter with the Staff on an accelerated basis. We hope that the foregoing information provides an appropriate background as to the facts and circumstances around PartnerRe’s position that Channel Re is not significant and that its financial statements under Rule 3-09 are not relevant and useful to investors.

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

If you have any questions or wish to discuss any part of this letter, please contact me at (203) 485-8150.

Very truly yours,

/s/ Laurie A. Desmet

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Albert Benchimol	Christine Davine	Richard Sandler
	Amanda Sodergren	Ed Morrissey	Ethan James
	PartnerRe Ltd.	Deloitte & Touche	Davis Polk & Wardwell

Scott D. Moore
PartnerRe U.S.
Corporation

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Appendix A

     (1)   History of Channel Re test of significance.

Year	Investment test	Income test

1Q2004	0.62%	n/a
2Q2004	0.63%	0.57%
3Q2004	0.62%	3.84%
4Q2004	0.62%	1.63%
2004	0.62%	1.20%

1Q2005	0.62%	1.87%
2Q2005	0.63%	1.20%
3Q2005	0.65%	0.60%
4Q2005	0.63%	9.24%
2005	0.63%	24.85%

1Q2006	0.61%	1.07%

(2)	History of PartnerRe net income from 1994 (first full year of operations) through the first quarter of 2006.

Year	Consolidated pre-tax income (loss) (1)	Year	Consolidated pre-tax income (loss) (1)
	(millions)		(millions)

1994	$146	2001	$(258)
1995	224	2002	193
1996	250	2003	470
1997	289	2004	500
1998	277	2005	(38)
1999	51	1Q2006	209
2000	99

(1) Per Rule 1-02(w), the consolidated pre-tax income is presented before extraordinary items and cumulative effect of a change in accounting principle and is presented before the interest in earnings of Channel Re for any loss years.

Partner Reinsurance Company Ltd Fifth Floor, Wellesley House South 90 Pitts Bay Road, Pembroke, HM 08, Bermuda	Tel: +1 441 292 0888 Fax: +1 441 292 7010	www.partnerre.com The thinking insurer’s reinsurer.

Exhibit B

June 5, 2006

Ms. Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.
Fifth Floor, Wellesley House South
90 Pitts Bay Road
Pembroke, HM 08, Bermuda

Re:	PartnerRe Ltd.
File No. 001-14536

Dear Ms. Desmet:

     In a letter dated May 26, 2006, which you provided in response to comments from the Division’s Staff, you request that the staff not object if PartnerRe Ltd. excludes the Channel Reinsurance Ltd. financial statements required by Rule 3-09 of Regulation S-X from its Form 10-K for the year ended December 31, 2005. You note that PartnerRe acquired its interest in Channel Re in February 2004. You also note that the Rule 3-09 investment test for 2004 and 2005 was deminimus and that the income test significance was only met in 2005, which in your view was a year of extraordinary large losses stemming from Hurricanes Katrina, Rita and Wilma. You acknowledge that the five year income averaging computational note to Rule 1-02(w) of Regulation S-X only applies to registrants that have income in their most recently completed fiscal year, but you believe the application of this computational note shows the true substance of the Channel Re investment on PartnerRe’s operations. You cite the inherent volatility in the insurance and reinsurance industry and the significance of the 2005 catastrophic losses as basis for this belief. Finally, you note that PartnerRe is considering entering the capital markets as soon as market conditions allow and you note the Staff’s history of support for the insurance and reinsurance industry in the aftermath of catastrophic events, most recently as relates to companies impacted by Hurricanes Katrina, Rita and Wilma.

     We do not believe the information provided in your letter provides a sufficient basis for us to grant your request. In order to provide consistent application of Rule 3-09 of Regulation S-X for all registrants, we do not permit income averaging for registrants that have losses in their most recently completed fiscal year. Notwithstanding the apparent significance evidenced by this quantitative test, we have also considered the qualitative factors you cited. While not diminishing in any way the devastating effects of these hurricanes, it is not clear that they are one-time events. Also, insurance and reinsurance loss events are likely to occur every period and companies and investors may differ as to which loss events involve a “significant and unusual level of losses.” In the circumstances you describe, we believe fair and consistent application of Rule 3-09 can best be achieved by providing financial statements of an equity investee when the prescribed significance is met. We have also considered the historical relief you cite, including the Commission’s September 15, 2005 Order providing emergency regulatory relief and the

Ms. Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.
June 5, 2006
Page 2

administrative steps announced on October 4, 2005, but are unable to discern from your letter the unique facts and circumstances that would warrant such relief, particularly in light of the limited scope and time period to which such relief related.

     If you have any questions regarding this letter, please call me at 202-551-3516.

Sincerely,

/s/ Todd E. Hardiman

Todd E. Hardiman
Associate Chief Accountant

Exhibit C

     20.     Summary Financial Information

Subsequent to the issuance of the 2005 financial statements, the Company’s management determined that summary financial information should be presented for its investment in ChannelRe Holdings Ltd. (Channel Re), which is accounted for using the equity method. The following table provides summary financial information of Channel Re for 2005 and 2004. The 2005 period includes summary financial information for the period from October 1, 2004 to September 30, 2005 while the 2004 period includes summary financial information for the period from February 12, 2004 (date of inception) to September 30, 2004. The Company calculates its share of Channel Re on a one-quarter lag.

Balance Sheet Data (in millions of U.S. dollars):

	September 30, 2005	September 30, 2004

Total investments available for sale	$ 579	$ 504
Cash and cash equivalents	5	33
Deferred acquisition costs	48	49
Other assets	9	12

Total assets	641	598

Deferred premium revenue	187	189
Loss and loss adjustment expense reserves	14	4
Other liabilities	5	13

Total liabilities	206	206
Minority interest	125	109
Shareholders’ equity	310	283

Total liabilities, minority interest and	641	598
shareholders’ equity

Income Statement Data (in millions of U.S. dollars):

	For the twelve
	months from	For the period from
	October 1, 2004 to	February 12, 2004 to
	September 30, 2005	September 30, 2004

Premiums earned	$ 64	$ 41
Net investment income	18	9

Total revenues	82	50

Losses incurred	10	4
Amortization of deferred acquisition costs	16	11
Other expense	9	5

Total expenses	35	20

Minority interest	(13)	(8)

Net income	34	22